UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

51job, Inc.

(Name of Issuer)

Common Shares

including American Depositary Shares representing Common Shares

(Title of Class of Securities)

316827104

(CUSIP Number)

Rick Yan

Building 3

No. 1387, Zhang Dong Road

Shanghai 201203

People’s Republic of China

Tel: +(86-21) 6160-1888

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on the following pages)

(Page 1 of 4 Pages)

CUSIP No.	316827104	Page	2	of	4

1	NAMES OF REPORTING PERSONS Rick Yan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 12,850,215
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 12,850,215
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,850,215
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	316827104	Page	3	of	4

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D dated September 15, 2006 and amended by Amendment No. 1 on November 22, 2006, Amendment No. 2 on April 11, 2007, Amendment No. 3 on April 14, 2008 and Amendment No. 4 on June 30, 2009 (the “Schedule 13D”) of Rick Yan (the “Reporting Person”) with respect to common shares, par value $0.0001 per share (“Common Shares”), of 51job, Inc. (the “Issuer”), including Common Shares represented by American depositary shares (“ADSs”), each ADS representing two Common Shares. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

(a)	The Reporting Person beneficially owns 12,850,215 Common Shares, constituting 22.1% of the issued and outstanding share capital of the Issuer based on information reported by the Issuer on its Form 6-K filed with the Securities and Exchange Commission on February 20, 2013.

(b)	The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of all 12,850,215 Common Shares beneficially owned by the Reporting Person.

(c)	During the preceding 60 days, 100,032 Common Shares, in the form of ADS, were sold by the Reporting Person in the open market, as follows:

Transaction Date	Number of ADSs Sold	Common Shares Represented by ADSs Sold	Price per ADS (US$)	Equivalent Price per Common Share (US$)
February 26, 2013	3,039	6,078	55.50	27.75
February 27, 2013	10,000	20,000	55.50	27.75
March 8, 2013	10,000	20,000	55.80	27.90
March 8, 2013	10,000	20,000	56.15	28.08
March 8, 2013	6,977	13,954	56.35	28.18
March 11, 2013	1,858	3,716	56.50	28.25
March 12, 2013	8,142	16,284	55.79	27.89

CUSIP No.	316827104	Page	4	of	4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2013

Date

/s/ Rick Yan

Signature

Rick Yan

Name/Title